Exhibit 99.1

Clearmind Medicine Receives Nasdaq Notification Regarding Minimum Stockholders’ Equity Deficiency

The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market at this time, nor are the Company’s business operations affected by receipt of the Notification Letter

Vancouver, Canada, Nov. 06, 2025 (GLOBE NEWSWIRE) -- Clearmind Medicine Inc. (Nasdaq: CMND), (FSE: CWY0) (“Clearmind” or the “Company”), a clinical-stage biotech company focused on discovery and development of novel psychedelic-derived therapeutics to solve major under-treated health problems, today announced that the Company received a written notification (the “Notification Letter”) from the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”) dated November 3, 2025, notifying the Company that it is no longer in compliance with Nasdaq Listing Rule 5550(b)(1) (the “Rule”).

The Rule requires companies listed on the Nasdaq Capital Market to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing. However, based on the Company’s Form 6-K filed on September 11, 2025, where the Company filed its unaudited condensed interim consolidated financial statements for the three and nine months ended July 31, 2025, the Company reported a stockholders’ equity of $1,065,668, and does not meet the alternatives of market value of listed securities or net income from continuing operations, and is thus non-compliant with the Rule.

The Notification Letter has no immediate effect on the Company’s listing on the Nasdaq Capital Market at this time and the Company’s common shares continue to trade on Nasdaq Capital Market under the symbol “CMND”, nor are the Company’s business operations affected by receipt of the Notification Letter. In accordance with the Nasdaq Listing Rules, the Company has 45 calendar days, or until December 18, 2025, to submit a plan to regain compliance. If the plan is accepted, Nasdaq can grant an extension of up to 180 calendar days from receipt of the Notification Letter to evidence compliance.

The Company is looking into various options available to regain compliance and maintain its continued listing on the Nasdaq Capital Market. The Company intends to submit the compliance plan as soon as practicable. There can be no assurance that the Company’s plan will be accepted or the Company will be able to regain compliance with the Rule.

As previously announced, on September 17, 2025, the Company entered into securities purchase agreements with investors pursuant to which the Company shall issue and sell, from time to time, convertible promissory notes (the “Notes”) in the aggregate principal amount of up to $10,000,000. On October 30, 2025 and October 31, 2025, an aggregate of $1,045,062 of outstanding amounts due under the Notes were converted into 885,000 of the Company’s common shares. The Company expects that it will be able to demonstrate compliance with the Nasdaq stockholders’ equity requirement if additional portions of the Notes are converted.

About Clearmind Medicine Inc.

Clearmind is a clinical-stage psychedelic pharmaceutical biotech company focused on the discovery and development of novel psychedelic-derived therapeutics to solve widespread and underserved health problems, including alcohol use disorder. Its primary objective is to research and develop psychedelic-based compounds and attempt to commercialize them as regulated medicines, foods or supplements.

The Company’s intellectual portfolio currently consists of nineteen patent families including 31 granted patents. The Company intends to seek additional patents for its compounds whenever warranted and will remain opportunistic regarding the acquisition of additional intellectual property to build its portfolio.

Shares of Clearmind are listed for trading on Nasdaq under the symbol “CMND” and the Frankfurt Stock Exchange under the symbol “CWY0.”

For further information visit: https://www.clearmindmedicine.com or contact:

Investor Relations
invest@clearmindmedicine.com

Telephone: (604) 260-1566
US: CMND@crescendo-ir.com

General Inquiries
Info@Clearmindmedicine.com
www.Clearmindmedicine.com

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses regaining compliance with Nasdaq’s continued listing requirements, timing and effect thereof and Company’s expectation that if additional portions of the convertible promissory notes that the Company shall issue and sell, from time to time, will be converted, the Company will be able to demonstrate compliance with the Nasdaq stockholders’ equity requirement. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F for the fiscal year ended October 31, 2024 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Clearmind is not responsible for the contents of third-party websites.